Filed by Triton Container International Limited

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: TAL International Group, Inc.

Commission File No. 001-32638

Date: November 9, 2015

 TRITON AND TAL INTERNATIONAL ANNOUNCE MERGER
CREATING WORLD’S LARGEST INTERMODAL CONTAINER LESSOR

Significant synergies and efficiencies to enhance container supply and customer service platform

Highly accretive transaction – Expected to be accretive to net income per share by ~30% when savings fully realized

HAMILTON, BERMUDA and PURCHASE, N.Y. -- November 9, 2015 -- Triton Container International Limited (“Triton”) and TAL International Group, Inc. (NYSE:TAL) (“TAL International”) jointly announced today that they have entered into a definitive agreement under which the companies will combine in an all-stock merger of equals transaction. The transaction, which has been unanimously approved by the Boards of Directors of both companies, will create the world’s largest lessor of intermodal freight containers with a combined container fleet of nearly five million twenty-foot equivalent units (TEU) and revenue earning assets of $8.7 billion.

Under the terms of the transaction agreement, Triton and TAL International will combine under a newly-formed holding company, Triton International Limited (“Triton International”), which will be domiciled in Bermuda and is expected to be listed on the New York Stock Exchange. Triton shareholders will own 55% of the equity of the combined company and TAL International shareholders will own 45%. TAL International shareholders will receive one common share of Triton International for each share of TAL International stock owned. TAL International shareholders will also receive a special dividend of $0.54 per share upon closing of the transaction.

Company Backgrounds

Triton was founded in 1980 and is currently owned by Warburg Pincus LLC and Vestar Capital Partners, along with other private investors, including members of Triton management. Triton operates a container fleet of 2.4 million TEU, services its customers through 19 subsidiary offices in 13 countries and is domiciled in Bermuda.

TAL International was founded in 1963 and has been publicly listed since 2005. TAL International operates a container fleet of 2.4 million TEU, services its customers through 17 offices in 11 countries and is domiciled in Delaware.

Transaction Highlights

•	A merger of Triton and TAL International will create the world’s largest and most efficient intermodal container leasing company with a container fleet of 4.8 million TEU, resulting in industry cost leadership and an enhanced container supply capability.
•	The combined company expects to realize $40 million per year in annual SG&A synergies, by aligning infrastructure and creating a best-in-class systems environment. The cost savings are expected to be fully implemented by the end of 2016.
•	The transaction is expected to be approximately 30% accretive to net income per share for TAL International’s existing shareholders when cost savings are fully realized.
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•	The regional and product line strengths of Triton and TAL International are highly complementary. The combined company will offer its customer base a broad range of container types and will maintain close customer relationships across all major geographic locations.
•	Consummation of the transaction will not require any incremental leverage and existing debt facilities at Triton and TAL International will largely remain in place.
•	The new company expects to implement an annual dividend of $1.80 per share and intends to adopt a share repurchase plan of up to $250 million following the close of the transaction. The planned share repurchase program will be completed using the company’s existing liquidity, and will supplant TAL International’s recently announced $150 million buyback program.

Ed Schneider, Co-Founder and Chairman of the Board, Triton, stated, “This transaction will create a company with deep industry knowledge, enhanced operating and systems capabilities and expanded fleet size. Both Triton and TAL International have well-earned reputations for competence and reliability with our customers, suppliers and capital providers. We are proud of what Triton has accomplished over the last 35 years and we believe that joining forces with TAL International is a next logical step in our evolution. We look forward to bringing together our similar cultures of dependability, high quality customer service and teamwork.”

Brian Sondey, President and Chief Executive Officer, TAL International, stated, “This is a transformational transaction. The new company’s enhanced capabilities, larger scale and improved cost competitiveness will better position it in the current soft operating environment and provide valuable operating leverage when the market recovers. In addition, our customers will benefit from significantly expanded supply capabilities, the industry’s best container build quality and top-tier customer service. Both Triton and TAL International have delivered industry-leading returns over the last ten years, and we are very excited to work together to continue this tradition of success as a larger, stronger, more profitable company.”

Simon Vernon, President and Chief Executive Officer, Triton, stated, “Bringing together our two highly compatible companies is a powerful combination that will deliver a number of compelling strategic and financial benefits to the stakeholders of both companies. The product line and customer strengths of Triton and TAL International are highly complementary, which will allow us to preserve the core strengths of each company. We also share a strong commitment to container quality, investment discipline and operational excellence. Both organizations are focused on making the integration as seamless as possible for our respective customers and suppliers. TAL International will be an excellent partner for us and we are looking forward to bringing these two outstanding companies together.”

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Financial Highlights

The following table summarizes the historical financial highlights for Triton and TAL International as of and for the twelve months ended September 30, 2015 (dollars in millions).

	Triton[1]	TAL International	Combined[2]
Leasing Revenue	$716	$608	$1,324
Adjusted EBITDA	634	568	1,202
Adjusted Pre-Tax Income	176	167	343
Adjusted Net Income	170	109	279
Revenue Earning Assets	4,551	4,126	8,677
Net Debt	3,213	3,137	6,350

The combined company expects to achieve $40 million in annual SG&A synergies upon full integration by the end of 2016, to be realized through aligning infrastructure and creating a best-in-class systems environment. No additional leverage is required to consummate the transaction and existing Triton and TAL International debt facilities will largely remain in place. Both companies have significant undrawn financing availability for liquidity and capital expenditures under their existing credit facilities.

GAAP purchase accounting adjustments at Triton International will result in a reduction to the carrying value of certain revenue earning assets. In addition, a lease intangible asset will be created to reflect the value of above market lease rates on certain existing leases. These accounting changes will not impact the borrowing base availability under the debt facilities of either Triton or TAL International. These purchase accounting adjustments, which are non-cash, will likely decrease net income in 2016, be approximately net income neutral in 2017 and positively impact net income thereafter.

Management and Board of Directors

Following the completion of the transaction, TAL International’s President and Chief Executive Officer Brian Sondey will serve as Chief Executive Officer, Triton’s President and Chief Executive Officer Simon Vernon will serve as President, and TAL International’s Chief Financial Officer John Burns will serve as Chief Financial Officer of the combined company. Triton’s Chairman Ed Schneider will see the transaction through to close and has announced that he will then retire.

The newly-formed company will be domiciled in Bermuda and will continue to have significant operating subsidiaries worldwide.

[1] Subject to completion of quarterly reviews by Triton’s external auditors.

[2] Combined financial data as of September 30, 2015, before consideration of transaction costs, synergies, and purchase accounting adjustments.

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The Board of Directors of the newly-formed company will initially be comprised of nine directors. It is expected that three directors will come from Triton’s existing Board of Directors with one additional director to be identified by Triton, four will come from TAL International’s existing Board of Directors, and one new independent director will be identified by TAL International's Nominating and Governance Committee after conducting an external search process. From and after the closing, Warburg Pincus LLC and Vestar Capital Partners will have the right to designate three of the nine directors, subject to step down as their ownership decreases after the closing.

Following the close of the transaction, Warburg Pincus and Vestar will own approximately 27% and 15%, respectively, of Triton International. A majority of the Board of Directors will be independent under New York Stock Exchange standards.

Approvals and Time to Close

The transaction is subject to Triton and TAL International shareholder approval, regulatory clearances and other customary closing conditions. Triton shareholders holding Triton common shares sufficient to approve the transaction on behalf of the Triton shareholders have agreed to vote in favor of the transaction. The companies expect to complete the transaction during the first half of 2016.

Advisors

Wells Fargo Securities is serving as financial advisor to Triton, and Cleary Gottlieb Steen & Hamilton LLP is serving as its legal advisor. BofA Merrill Lynch is serving as financial advisor to TAL International and Skadden, Arps, Slate, Meagher & Flom LLP and Shearman & Sterling LLP are serving as its legal advisors.

Investor Conference Call and Webcast

Triton and TAL International will host a joint investor conference call to discuss the proposed merger tomorrow, November 10, 2015, at 8:00 AM U.S. Eastern Time. To access the call, please use one of the following dial-in numbers: (866) 547-1509 (toll-free U.S. and Canada), and (920) 663-6208 (International), and enter the Conference ID number 75434916. A telephone replay of the call will be available for 60 days and can be accessed by dialing (800) 585-8367 ((404) 537-3406 international callers). The access code for the replay is 75434916. An investor presentation will be made available on Triton’s and TAL International’s websites.

About Triton Container International Limited

Triton is one of the world’s largest lessors of intermodal cargo containers. Domiciled in Bermuda and with 19 subsidiary offices in 13 countries, Triton has focused on providing exceptional customer service, designing and maintaining a superior quality fleet and operating a world-wide, customer-centric infrastructure. Through its world-wide network of Triton regional service subsidiaries, agents and depots, and a dedicated, experienced staff, Triton meets its customers' needs by providing equipment in demand locations at flexible and competitive lease terms.

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About TAL International Group, Inc.

TAL International is one of the world's largest lessors of intermodal freight containers and chassis with 17 offices in 11 countries and approximately 230 third-party container depot facilities in 40 countries. TAL International's global operations include the acquisition, leasing, re-leasing and subsequent sale of multiple types of intermodal containers and chassis. TAL International is among the world's largest independent lessors of intermodal containers and chassis as measured by fleet size.

About Warburg Pincus LLC

Warburg Pincus LLC is a leading global private equity firm focused on growth investing. The firm has more than $37 billion in assets under management. The firm’s active portfolio of more than 120 companies is highly diversified by stage, sector and geography. Warburg Pincus is an experienced partner to management teams seeking to build durable companies with sustainable value. Founded in 1966, Warburg Pincus has raised 14 private equity funds, which have invested more than $50 billion in over 720 companies in more than 35 countries. The firm is headquartered in New York with offices in Amsterdam, Beijing, Frankfurt, Hong Kong, London, Luxembourg, Mumbai, Mauritius, San Francisco, São Paulo and Shanghai. For more information please visit www.warburgpincus.com.

About Vestar Capital Partners

Vestar Capital Partners is a leading U.S. middle-market private equity firm currently managing approximately $5 billion in capital. Specializing in management buyouts and growth capital investments, Vestar invests and collaborates with incumbent management teams and private owners in a creative, flexible and entrepreneurial way to build long-term enterprise value. Vestar has extensive experience investing across a wide variety of industries including Consumer, Healthcare, Diversified Industries, and Financial Services. Since Vestar’s founding in 1988, Vestar funds have completed 75 investments in companies with a total value of more than $40 billion. For more information, please visit www.vestarcapital.com.

Forward-Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding our industry, future events, the proposed transaction between Triton and TAL International, the estimated or anticipated future results and benefits of Triton and TAL International following the transaction, including estimated synergies, the likelihood and ability of the parties to successfully close the proposed transaction, future opportunities for the combined company, and other statements that

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are not historical facts. These statements are based on the current expectations of Triton and TAL International management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Triton’s and TAL International’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, changes in the business environment in which Triton and TAL International operate, including inflation and interest rates, and general financial, economic, regulatory and political conditions affecting the industry in which Triton and TAL International operate; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of Triton’s or TAL International’s management team; the ability of the parties to successfully close the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; failure to realize the anticipated benefits of the transaction, including as a result of a delay in completing the transaction or a delay or difficulty in integrating the businesses of Triton and TAL International; uncertainty as to the long-term value of Triton International common shares; the expected amount and timing of cost savings and operating synergies; failure to receive the approval of the stockholders of Triton and TAL International for the transaction, and those discussed in TAL International’s Annual Report on Form 10-K for the year ended December 31, 2014 under the heading “Risk Factors,” as updated from time to time by TAL International’s Quarterly Reports on Form 10-Q and other documents of TAL International on file with the Securities and Exchange Commission ("SEC") or in the registration statement on Form S-4 that will be filed with the SEC by Triton International. There may be additional risks that neither Triton nor TAL International presently know or that Triton and TAL International currently believe are immaterial which could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Triton’s and TAL International’s expectations, plans or forecasts of future events and views as of the date of this press release. Triton and TAL International anticipate that subsequent events and developments will cause Triton’s and TAL International’s assessments to change. However, while Triton and TAL International may elect to update these forward-looking statements at some point in the future, Triton and TAL International specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Triton’s and TAL International’s assessments as of any date subsequent to the date of this press release.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Additional Information

This communication is not a solicitation of a proxy from any stockholder of TAL International. In connection with the proposed transaction, Triton International will file with the SEC a registration statement on Form S-4 that will constitute a prospectus of Triton International and include a proxy statement of TAL International. TAL International will mail the proxy statement/prospectus to stockholders. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the proxy statement/prospectus, as well as other filings containing information about TAL International free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to TAL International Group, Inc., 100 Manhattanville Road, Purchase, New York 10577, Attention: Secretary.

The respective directors and executive officers of Triton, TAL International and Triton International and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TAL International’s directors and executive officers is available in its proxy statement filed with the SEC on March 19, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and their respective interests will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Triton Investor Contact:

Steve Controulis
Senior Vice President & Chief Financial Officer
(415) 956-6311

TAL International Investor Contact:

John Burns
Senior Vice President & Chief Financial Officer
(914) 697-2877

Media Contacts:

Denise DesChenes/Ron Low/Pamela Blum
Sard Verbinnen & Co
(212) 687-8080